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                                   EXHIBIT 21


         Chesapeake Bank of Maryland, a federally chartered stock savings bank operating in the State of Maryland, will be a wholly-owned subsidiary of Banks of the Chesapeake, Inc. upon completion of the conversion. Superior Service Corporation, a Maryland corporation, will be a wholly owned subsidiary of Chesapeake Bank of Maryland after the conversion.